Filed by IManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a series of slides relating to a presentation made to the media in connection with the proposed merger between Interwoven, Inc. and iManage, Inc. announced on August 6, 2003.

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Interwoven and iManage

Delivering Next-Generation Enterprise Content Management

Media Presentation

August 6, 2003

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Announcement Summary

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Industry leaders Interwoven and iManage merge to deliver the industry’s Next-Generation Enterprise Content Management (ECM) Company.

Customers now have one strategic software vendor for “no compromises,” end-to-end content lifecycle management that delivers:

■	Fastest time to business impact
■	Low total cost of ownership
■	Best integrated, scalable platform

Transaction will accelerate top-line and bottom-line growth through:

■	Combined financial strength
■	Improved market and customer reach
■	Product and technology synergy

Interwoven Confidential

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Today’s Conversation

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■	Transaction Highlights
■	CIO Priorities
■	Two Leaders

■	iManage Product Suite
■	Interwoven Platform

■	The Path Forward

Interwoven Confidential

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Transaction Highlights

■	Stock and cash transaction valued at $171 million dollars
■	The resulting company:

■	Over 2500 customers
■	Combined revenue of $155MM; 62nd largest software company in the world
■	Strong balance sheet; cash position of approximately $160MM
■	Singular focus; 100% of revenue being generated by CM software and services

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Implications for Content Management Sector

CIO Priority

■	Deliver Business Value Across the Enterprise
■	Maintain Efficiency
■	Ensure Corporate Compliance
■	Develop Strategic Vendor Relationships

Industry Requirement

■	Enable Rapid Deployment and Business User Adoption
■	Deliver Quick Return on Investment
■	Automate and Track Key Business Processes
■	Extend Product Breadth to Deliver End-to-End Solutions

“To address the issue of end-to-end content lifecycle management requires a comprehensive solution that provides knowledge workers complete control over the creation/capture, editing, sharing, approval, publishing, and life-cycle management of content among departments and across multiple enterprise applications.” – Andrew Warzecha, Sr. Vice President, MetaGroup

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Interwoven Confidential

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Two Industry Leaders

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■	Leader in Web content management and digital asset management
■	First and only Services-Oriented Architecture
■	1,250 blue chip customers

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■	Leader in document management and collaboration
■	Only 100% Java and J2EE compliant DM application
■	1,300 blue chip customers

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Strategic relationship begun in early 2002

■	Sales, service & support trained in Q1 2003
■	WorkSite-TeamSite product integration completed in Q2 2003
■	Strong pipeline of prospective customers: First deal closed in Q2

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Interwoven Confidential

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iManage: Leading Document

Management and Collaboration Solution

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■	Best Integrated Collaboration and Document Management Solution
■	Native Integration to the Tools, like Outlook, that Business Users Know
■	Java and J2EE-Compliant Enterprise Architecture
■	Enterprise-class Document Security, Retention and Compliance
■	Proven Deployments and a 95% Customer Loyalty Rating

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Interwoven Confidential

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Interwoven: Leading

Content Management Platform

■	Business Usability to Drive End-User Adoption
■	Proven, Deployed Business Solutions for Key Initiatives
■	Leading DAM, Intelligence, Distribution & Integration Product Lines
■	Most Complete Services-Oriented Architecture for .Net and J2EE
■	Proven Global Rollouts Fueling 100s of Properties and Applications

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Interwoven Confidential

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End-to-End Content Lifecycle

Management with No Compromises

Team Collaboration	Content Development	Content Management	Content Distribution	Content Retention

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Complete Suite of Collaboration Capabilities	Recognized Visionary in Integrated Document Management	Recognized Leader in Web Content Management, Digital Asset Management & Categorization	Recognized Leader in Code & Content Distribution	Complete Suite of Compliance Capabilities

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Interwoven Confidential

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iManage & Interwoven Together

Only Next-Generation ECM Platform

■	First and only vendor to offer content and collaboration on a single integrated framework
■	Only platform built on Java and J2EE
■	Architectures are easy to integrate; started as partners
■	Maps to users needs; building apps based on new standards.
■	Services-Oriented Architecture; supports 120 Web Services
■	Full featured email management to address today’s email overload issues
■	Advanced security and scalability to meet the needs of the largest, most distributed global organizations

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Interwoven Confidential

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Interwoven & iManage:

Combined Platform & Solutions

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Interwoven Confidential

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Solutions Powered By

End-to-End Content Lifecycle Management

Solutions for Marketing	Solutions for Sales	Solutions for Service	Solutions for Finance	Solutions for Legal	Solutions for IT

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■ Brand Management ■ Brand Portals ■ Agency Collaboration	■ Sales Portals ■ Sales Collaboration ■ Contract & Proposal Management	■ Self-Service Applications ■ Call Center Enablement ■ Project Planning & Delivery	■ Transaction Development & Management ■ Financial Document Compliance	■ Contract Management ■ Case Management & Retention	■ Server Consolidation ■ Enterprise Content Distribution ■ Project Planning & Delivery

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Solutions for the Enterprise

■	Enterprise Content Management
■	Enterprise Portals
■	Enterprise Compliance

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Interwoven Confidential

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Expected Synergies

Customers & Industries

■	2,500 companies, little overlap, but good cross-sell potential
■	iManage professional services & government vertical strength complements Interwoven financial services & manufacturing strength

Partners

■	Ideal marriage of collaboration, DM, CM, and DAM
■	Extend collaboration across entire platform
■	Extend DM capabilities with intelligence and distribution

Financial Strengths

■	Combined critical mass to capitalize on synergies, extend product depth, and deepen our relationships with customers

Markets & Channels

■	Extend iManage to Asia-Pacific and further extend in EMEA
■	Use Interwoven’s strategic SI relationships, extend with iManage’s industry-specific, regional consulting partners

Technologies

■	Next-generation Java-based architecture throughout
■	More broadly leverage Interwoven’s expertise in Services-Oriented Architecture

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Interwoven Confidential

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Summary

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■	Interwoven & iManage form a merger of leaders to form the “no compromises,” next-generation ECM company
■	Combined company will have over 2500 enterprise customers in all key industries
■	Powering end-to-end content lifecycle management to increase productivity, drive business results & ensure corporate compliance
■	Expected synergy in customers, markets, products, and technology, with the combined financial strength to realize them

Interwoven Confidential

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Copyright 2003 Interwoven, Inc. All Rights Reserved

■	This confidential publication is the property of Interwoven, Inc.
■	No part of this publication may be reproduced or transmitted in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written consent of Interwoven, Inc. Some or all of the information contained in this publication may be protected by patent numbers: US# 6,505,212, EP# 1053523, US# 6,480,944, US# 5,845,270 or other patents pending application for Interwoven, Inc. Misappropriation of the information contained in this publication may be a violation of applicable laws.
■	Interwoven, TeamSite, MetaTagger, OpenDeploy, DataDeploy, MediaBin, MetaCode, MetaFinder, MetaSource, OpenTransform, SmartContext, StiNG, TeamCatalog, TeamCode TeamDoc, TeamPortal, TeamTurbo, TeamXML, TeamXpress, VisualAnnotate, the taglines, logo and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions. All other trademarks are owned by their respective owners.
■	iManage, the iManage logo, WorkTeam, WorkDocs, WorkPortal, WorkRoute and DeskSite are registered trademarks of iManage, Inc. iManage WorkSite, iManage WorkKnowledge and iManage MailSite are trademarks of iManage, Inc.
■	All other trademarks are owned by their respective owners.

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Interwoven Confidential

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Forward Looking Statement

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

■	This presentation and related slides contain forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this presentation and related slides.
■	These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

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Interwoven Confidential

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Forward Looking Statement

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

■	Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.
■	Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.
■	iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

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Interwoven Confidential